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SEC FILE NUMBER
8-69801

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Umergence LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1006 S. Main St.
                                        (No. and Street)

Plantsville	CT	06479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Ciarcia	860-838-3332	jeff@umergence.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies
(Name – if individual, state last, first, and middle name)

One Corporate Dr, Ste. 725	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Jeffrey Ciarcia , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Umergence LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Enid Aviles
Notary Public-Connecticut
My Commission Expires
December 31, 2029

Signature:

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Umergence LLC

Statement of Financial Condition

PUBLIC DOCUMENT

Report Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Statement of Financial Condition
December 31, 2025

Assets	
Cash	$1,673,005
Accounts Receivable	1,643,529
Prepaid Expenses and Other	46,397
Total Assets	$3,362,931
Liabilities & Member's Equity	
Accounts Payable	$6,593
Commissions Payable	2,446,277
Deferred Revenue	155,000
Total Liabilities	$2,607,870
Member's Equity	$755,061
Total Liabilities and Member's Equity	$3,362,931

See notes to financial statements.



Notes to Financial Statements
Year Ended December 31, 2025

1.   **Description of Company and Summary of Significant Accounting Policies**

Description of Company

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding. The company also provides accredited and qualified institutional investor referrals to issuers raising capital through Regulation D private placements.

The Company is wholly owned by Umergence Holdings LLC (the "Parent" or "Holdings"). The Company has historically funded operations with capital contributions from its Parent.

Significant Accounting Policies

Method of Accounting – The Company utilizes the accrual method of accounting for financial reporting.

Revenue Recognition – FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the above-mentioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are



earned from success fees that include other fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied.

The Company also earns other fees in accordance with some placement or other contractual agreements. These fees consist of advisory services whereby the Company may receive retainers in advance of the transaction closing or are paid without a corresponding success fee. In these instances, revenue is recognized in one of the following ways, as determined by the specific circumstances of each instance: i) as the performance obligations of the contract are met, ii) at the time of transaction closing, iii) at the end of the respective contract, or iv) at the termination of the respective contract.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from some customers prior to recognizing revenue reflect contract liabilities. At December 31, 2025, there was $155,000 of deferred revenue relating to open contracts.

Cash – The Company maintains cash in bank deposit accounts which at times may exceed FDIC insured limits. As of December 31, 2025, the Company's cash exceeded the FDIC insured limits by $1,423,005. The Company does not believe it's exposed to significant credit risk.

Accounts Receivable and Allowance for Credit Losses – Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The amount of accounts receivable and corresponding allowance for credit losses are presented on the balance sheet. The Company maintains allowances for credit losses resulting from the expected failure or inability of its customers to make required payments. The Company recognizes the allowance for credit losses at inception and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.



Taxes – The Company's items of income, loss, credits, and deductions are not taxed within the Company but are reported on the income tax returns of Holdings for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

Estimates and Assumptions – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

Segment Reporting – The Company operates as a single operating segment. The Chief Financial Officer of the Company ("CFO") evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operation or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting.*

Segment reporting of net income is the same as reflected in the accompanying financial statements. The measure of segment assets is reported in the Statement of Financial Condition in Total Assets. There is no difference in the segment reporting and what appears on the face of the financial statements.

The following significant expenses are regularly reviewed by the CFO.

- Commission expense
- Regulatory fees
- Offering Expenses
- Professional Fees

2.   **Accounts Receivable and Commissions Payable**

The Company has an agreement with representatives for the payment of commissions in connection with success fees earned and receivable in installments. The Company and



the representatives have agreed that these fees are due to the representatives only upon receipt by the Company. As of December 31, 2025, the following balances were:

	Accounts Receivable	Commissions Payable	Commissions Net
Less than 12 months	$1,413,529	$1,346,189	$67,340
More than 12 months	230,000	229,655	345
	$1,643,529	1,575,844	$67,685
Amounts due from which underlying receivables were collected prior to December 31, 2025		870,433	
		$2,446,277	

As of December 31, 2025, the Company's receivables included amounts due from clients whereby such amounts were contractually stipulated to be due over quarterly installments. These amounts related to two clients and represent an amount of $820,500 receivable in quarterly installments through January 2027, and an amount of $281,250 receivable in quarterly installments through January 2027.

3. **Related Party Transactions**

The Parent has agreed to provide the Company with the benefit and use of shared expenses without making the Company directly or indirectly liable to Parent for any cost related to shared expenses. The shared expenses include office, facilities, and administrative support.

4. **Net Capital and Other Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $640,980 this exceeded its minimum requirement of $160,844 by $480,136. The Company's aggregate indebtedness to net capital ratio was 3.76 to 1, and within the allowable ratio of no greater than 15 to 1.



5. **Concentrations**

Receivables and Revenue **–** During the year ended December 31, 2025, the Company earned approximately 18% of its revenue from one client. As of December 31, 2025, none of the accounts receivable is owed from this client.

Commissions - During the year ended December 31, 2025, a significant portion of the Company's commission expense was attributable to a limited number of representatives. As of December 31, 2025, $410,800 of the firm's commission payable related to these arrangements.

6. **Subsequent Events**

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which is March 30, 2026. No event has been identified that would require disclosure or recognition.

7. **Commitments and Contingencies**

For the year ended December 31, 2025 there were no commitments or contingencies that would require disclosure or recognition.



Report of Independent Registered Public Accounting Firm

To the Members of
Umergence LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Umergence LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as Umergence LLC's auditor since 2017.

March 30, 2026

PKF O'CONNOR DAVIES LLP
One Corporate Drive, Suite 725, Shelton, CT 06484 I Tel: 203.929.3535 I Fax: 203.929.5470 I www.pkfod.com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.